EXHIBIT 99.1(a)

NOTICE OF STOCK OPTION GRANT

VOLITIONRX LIMITED

2024 STOCK INCENTIVE PLAN

Unless otherwise defined herein, the terms defined in the VolitionRx Limited (the “Company”) 2024 Stock Incentive Plan (the “Plan”) shall have the same meanings in this Notice of Stock Option Grant (the “Notice of Grant”) and the attached Stock Option Agreement (the “Option Agreement”). You have been granted an Option to purchase shares of Common Stock of the Company under the Plan subject to the terms and conditions of the Plan, this Notice of Grant and the attached Option Agreement.

Name:

Address:

Date of Grant:

Vesting Commencement Date:

Exercise price per Share:

Total Number of Shares:

Type of Option:	☐ Non-Qualified Stock Option

☐ Incentive Stock Option

Expiration Date:	________, 20__; This Option expires earlier if your Service terminates earlier, as described in the Stock Option Agreement.

Vesting Schedule:	[INSERT VESTING SCHEDULE].

Additional Terms:

☐ If this box is checked, the additional terms and conditions set forth on Attachment 1 hereto (as executed by the Company) are applicable and are incorporated herein by reference. No document need be attached as Attachment 1 if the box is not checked.

By accepting this Option, you and the Company agree that this Option is granted under and governed by the terms and conditions of the Plan, the Notice of Grant and the Option Agreement. You acknowledge and agree that the Vesting Schedule may change prospectively in the event that your Service status changes between full and part-time status in accordance with Company policies relating to work schedules and vesting of awards. You further acknowledge that the grant of this Option by the Company is at the Company’s sole discretion, and does not entitle you to further grant(s) of Option(s) or any other award(s) under the Plan or any other plan or program maintained by the Company or any Parent, Subsidiary or Affiliate of the Company. By accepting this Option, you consent to electronic delivery as set forth in the Option Agreement.

PARTICIPANT:	VOLITIONRX LIMITED

Signature:	By:
Print Name:	Name:
Its:

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STOCK OPTION AGREEMENT

VOLITIONRX LIMITED

2024 STOCK INCENTIVE PLAN

You have been granted an Option by VolitionRx Limited (the “Company”) under the 2024 Stock Incentive Plan (the “Plan”) to purchase Shares (the “Option”), subject to the terms, restrictions and conditions of the Plan, the Notice of Stock Option Grant (the “Notice of Grant”) and this Stock Option Agreement (the “Agreement”).

1. Grant of Option. You have been granted an Option for the number of Shares set forth in the Notice of Grant at the exercise price per Share set forth in the Notice of Grant (the “Exercise Price”). In the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Agreement, the terms and conditions of the Plan shall prevail. If designated in the Notice of Grant as an Incentive Stock Option (“ISO”), this Option is intended to qualify as an Incentive Stock Option under Section 422 of the Code. However, if this Option is intended to be an ISO, to the extent that it exceeds the $100,000 rule of Code Section 422(d), it shall be treated as a Nonqualified Stock Option (“NSO”).

2. Termination Period.

2.1 General Rule. If your Service terminates for any reason except death or Disability, and other than for Cause, then this Option will expire at the close of business at Company headquarters on the date three (3) months after your termination of Service (subject to the expiration detailed in Section 6). If your Service is terminated for Cause, this Option will expire upon the date of such termination. The Company determines when your Service terminates for all purposes under this Agreement.

2.2 Death; Disability. If you die before your Service terminates (or you die within three months of your termination of Service other than for Cause), then this Option will expire at the close of business at Company headquarters on the date twelve (12) months after the date of death (subject to the expiration detailed in Section 6). If your Service terminates because of your Disability, then this Option will expire at the close of business at Company headquarters on the date twelve (12) months after your termination date (subject to the expiration detailed in Section 6).

2.3 No Notice. You are responsible for keeping track of these exercise periods following your termination of Service for any reason. The Company will not provide further notice of such periods. In no event shall this Option be exercised later than the Expiration Date set forth in the Notice of Grant.

3. Exercise of Option.

3.1 Right to Exercise. This Option is exercisable during its term in accordance with the Vesting Schedule set forth in the Notice of Grant and the applicable provisions of the Plan and this Agreement. In the event of your death, Disability, or other cessation of Service, the exercisability of the Option is governed by the applicable provisions of the Plan, the Notice of Grant and this Agreement. This Option may not be exercised for a fraction of a Share.

3.2 Method of Exercise. This Option is exercisable by delivery of an exercise notice in a form specified by the Company (the “Exercise Notice”), which shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised (the “Exercised Shares”), and such other representations and agreements as may be required by the Company pursuant to the provisions of the Plan. The Exercise Notice shall be delivered in person, by mail, via electronic mail or facsimile or by other authorized method to the Secretary of the Company or other person designated by the Company. The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price as to all Exercised Shares. This Option shall be deemed to be exercised upon receipt by the Company of a fully executed Exercise Notice accompanied by the aggregate Exercise Price and any applicable tax withholding due upon exercise of the Option.

3.3 Exercise by Another. If another person wants to exercise this Option after it has been transferred to him or her in compliance with this Agreement, that person must prove to the Company’s satisfaction that he or she is entitled to exercise this Option. That person must also complete the proper Exercise Notice form (as described above) and pay the Exercise Price (as described below) and any applicable tax withholding due upon exercise of the Option (as described below).

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4. Method of Payment. Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at your election:

4.1 your personal check, wire transfer, or a cashier’s check;

4.2 certificates for shares of Company stock that you own, along with any forms needed to effect a transfer of those shares to the Company; the value of the shares, determined as of the effective date of the Option exercise, will be applied to the Option Exercise Price. Instead of surrendering shares of Company stock, you may attest to the ownership of those shares on a form provided by the Company and have the same number of shares subtracted from the Option shares issued to you. However, you may not surrender, or attest to the ownership of, shares of Company stock in payment of the Exercise Price of your Option if your action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to this Option for financial reporting purposes;

4.3 waiver of compensation due or accrued to you for your services rendered or to be rendered to the Company or a Parent or Subsidiary of the Company;

4.4 cashless exercise through irrevocable directions to a securities broker approved by the Company to sell all or part of the Shares covered by this Option and to deliver to the Company from the sale proceeds an amount sufficient to pay the Option Exercise Price and any withholding taxes. The balance of the sale proceeds, if any, will be delivered to you. The directions must be given by signing a special notice of exercise form provided by the Company;

4.5 net share exercise through irrevocable directions to the Company to withhold a sufficient number of the Shares covered by this Option to satisfy the aggregate Option price and any withholding taxes; or

4.6 other method authorized by the Company.

5. Non-Transferability of Option. In general, except as provided below, only you may exercise this Option prior to your death. You may not transfer or assign this Option, except as provided below. For instance, you may not sell this Option or use it as security for a loan. If you attempt to do any of these things, this Option will immediately become invalid. You may, however, dispose of this Option in your will or in a beneficiary designation. However, if this Option is designated as a NSO in the Notice of Grant, then the Committee (as defined in the Plan) may, in its sole discretion, allow you to transfer this Option as a gift to one or more family members. For purposes of this Agreement, “family member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (including adoptive relationships), any individual sharing your household (other than a tenant or employee), a trust in which one or more of these individuals have more than 50% of the beneficial interest, a foundation in which you or one or more of these persons control the management of assets, and any entity in which you or one or more of these persons own more than 50% of the voting interest. In addition, if this Option is designated as a NSO in the Notice of Grant, then the Committee may, in its sole discretion, allow you to transfer this Option to your spouse or former spouse pursuant to a domestic relations order in settlement of marital property rights. The Committee will allow you to transfer this Option only if both you and the transferee(s) execute the forms prescribed by the Committee, which include the consent of the transferee(s) to be bound by this Agreement. This Option may not be transferred in any manner other than by will or by the laws of descent or distribution or court order and may be exercised during the lifetime of you only by you, your guardian, or legal representative, as permitted in the Plan. The terms of the Plan and this Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of you.

6. Term of Option. This Option shall in any event expire on the expiration date set forth in the Notice of Grant, which date is ten (10) years after the grant date (five (5) years after the grant date if this Option is designated as an ISO in the Notice of Grant and Section 4.4 of the Plan applies).

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7. Tax Consequences. You should consult a tax adviser for tax consequences relating to this Option in the jurisdiction in which you are subject to tax. YOU SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

7.1 Exercising the Option. You will not be allowed to exercise this Option unless you make arrangements acceptable to the Company to pay any withholding taxes that may be due as a result of the Option exercise.

7.2 Notice of Disqualifying Disposition of ISO Shares. If you sell or otherwise dispose of any of the Shares acquired pursuant to an ISO on or before the later of (a) two (2) years after the grant date, or (b) one (1) year after the exercise date, you shall immediately notify the Company in writing of such disposition. You agree that you may be subject to income tax withholding by the Company on the compensation income recognized from such early disposition of ISO Shares by payment in cash or out of the current compensation paid to you.

8. Withholding Taxes and Stock Withholding. Regardless of any action the Company or your actual employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items legally due by you is and remains your responsibility and that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option grant, including the grant, vesting or exercise of the Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends; and (b) do not commit to structure the terms of the grant or any aspect of the Option to reduce or eliminate your liability for Tax-Related Items. You acknowledge that if you are subject to Tax-Related Items in more than one jurisdiction, the Company and/or the Employer may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to exercise of the Option, you shall pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding and payment on account obligations of the Company and/or the Employer. In this regard, you authorize the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by you from your wages or other cash compensation paid to you by the Company and/or the Employer. With the Company’s consent, these arrangements may also include, if permissible under local law, (a) withholding Shares that otherwise would be issued to you when you exercise this Option, provided that the Company only withholds the amount of Shares necessary to satisfy the minimum statutory withholding amount, (b) having the Company withhold taxes from the proceeds of the sale of the Shares, either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf and you hereby authorize such sales by this authorization), (c) your payment of a cash amount, or (d) any other arrangement approved by the Company; all under such rules as may be established by the Committee and in compliance with the Company’s Insider Trading Policy and 10b5-1 Trading Plan Policy, if applicable; provided however, that if you are a Section 16 officer of the Company under the Exchange Act, then the Committee (as constituted in accordance with Rule 16b-3 under the Exchange Act) shall establish the method of withholding from alternatives (a)-(d) above, and the Committee shall establish the method prior to the Tax-Related Items withholding event. The Fair Market Value of these Shares, determined as of the effective date of the Option exercise, will be applied as a credit against the withholding taxes. You shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of your participation in the Plan or your purchase of Shares that cannot be satisfied by the means previously described. Finally, you acknowledge that the Company has no obligation to deliver Shares to you until you have satisfied the obligations in connection with the Tax-Related Items as described in this Section.

9. Acknowledgement. The Company and you agree that the Option is granted under and governed by the Notice of Grant, this Agreement and the provisions of the Plan (incorporated herein by reference). You: (a) acknowledge receipt of a copy of the Plan and the Plan prospectus, (b) represent that you have carefully read and are familiar with their provisions, and (c) hereby accept the Option subject to all of the terms and conditions set forth herein and those set forth in the Plan and the Notice of Grant. You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan, the Notice of Grant and the Agreement.

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10. Consent to Electronic Delivery of All Plan Documents and Disclosures. By your acceptance of this Option, you consent to the electronic delivery of the Notice of Grant, this Agreement, the Plan, account statements, Plan prospectuses required by the Securities and Exchange Commission, U.S. financial reports of the Company, and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements) or other communications or information related to the Option. Electronic delivery may include the delivery of a link to a Company intranet or the internet site of a third party involved in administering the Plan, the delivery of the document via e-mail or such other delivery determined at the Company’s discretion. You acknowledge that you may receive from the Company a paper copy of any documents delivered electronically at no cost if you contact the Company by telephone, through a postal service or electronic mail at notice@volition.com. You further acknowledge that you will be provided with a paper copy of any documents delivered electronically if electronic delivery fails; similarly, you understand that you must provide on request to the Company or any designated third party a paper copy of any documents delivered electronically if electronic delivery fails. Also, you understand that your consent may be revoked or changed, including any change in the electronic mail address to which documents are delivered (if you have provided an electronic mail address), at any time by notifying the Company of such revised or revoked consent by telephone, postal service or electronic mail at notice@volition.com. Finally, you understand that you are not required to consent to electronic delivery.

11. Compliance with Laws and Regulations. The exercise of this Option will be subject to and conditioned upon compliance by the Company and you with all applicable state, federal and foreign laws and regulations and with all applicable requirements of any stock exchange or automated quotation system on which the Company’s Common Stock may be listed or quoted at the time of such issuance or transfer. The Shares issued pursuant to this Agreement shall be endorsed with appropriate legends, if any, determined by the Company.

12. Governing Law; Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of this Agreement shall be interpreted as if such provision were so excluded and (c) the balance of this Agreement shall be enforceable in accordance with its terms. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. For purposes of litigating any dispute that may arise directly or indirectly from the Plan, the Notice and this Agreement, the parties hereby submit and consent to litigation in the exclusive jurisdiction of the State of Delaware and agree that any such litigation shall be conducted only in the courts of Delaware in Wilmington County or the federal courts of the United States for the District of Delaware and no other courts.

13. No Rights as Employee, Director or Consultant. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a Parent, Subsidiary or Affiliate of the Company, to terminate your Service, for any reason, with or without Cause.

14. Adjustment. In the event of a stock split, a stock dividend or a similar change in Company stock, the number of Shares covered by this Option and the Exercise Price per Share may be adjusted pursuant to the Plan.

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15. Lock-Up Agreement. Upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, you hereby agree not to sell, make any short sale of, loan, grant any Option for the purchase of, or otherwise dispose of any securities of the Company however and whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred eighty (180) days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the public offering; provided however that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or prior to the expiration of the restricted period the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the restricted period, then, upon the request of the managing underwriter, to the extent required by any FINRA rules, the restrictions imposed by this Section shall continue to apply until the end of the third (3rd) trading day following the expiration of the fifteen (15)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the restricted period extend beyond two hundred sixteen (216) days after the effective date of the registration statement.

16. Award Subject to Company Clawback or Recoupment. To the extent permitted by applicable law, the Option shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of your employment or other Service that is applicable to you. In addition to any other remedies available under such policy, applicable law may require the cancellation of your Option (whether vested or unvested) and the recoupment of any gains realized with respect to your Option.

17. Entire Agreement; Enforcement of Rights. This Agreement, the Plan and the Notice of Grant constitute the entire agreement and understanding of the parties relating to the subject matter herein and supersede all prior discussions between them. Any prior agreements, commitments or negotiations concerning this Option are superseded. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing and signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

BY ACCEPTING THIS OPTION, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

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